news release

Zi Corporation's eZiTap™ Integrated into Commercially
Available Voq Professional PhoneTM

First Mobile Phone with eZiTap™ Embedded;
Targeted for the European and North American Markets

LONDON, UK AND CALGARY, AB, Canada, September 21, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the Voq Professional Phone™, made by Sierra Wireless (Nasdaq:SWIR) (TSX:SW) with integrated Zi predictive text technology, is available in key European and North American markets. The Voq phone is available through Dutch carrier KPN, U.S. retail channels, and through key European distributors including A&C Systems, Cedros, Daimler, Dangaard, Hugh Symons, Speeka, Xacom, and Yes Telecom for sale in Austria, Belgium, Germany, Holland, Italy, Luxemburg, the Nordics, Switzerland, Spain, and the United Kingdom. Zi's eZiTap is integrated with Microsoft Windows Mobile software for Smartphones by the Zi Input Method Editor (IME).

The Voq Professional Phone is the first phone on the international market to embed eZiTap, which searches a built-in dictionary and predicts whole words as letters are multi-tapped on the 12 button keypad, allowing users to operate the phone with one hand. The more eZiTap is used, the "smarter" it becomes and the faster it predicts frequently used words. The Voq Professional Phone, which was created for business professionals, offers the best features of a mobile phone, messaging device, and a PDA, with the addition of a unique, flip-open QWERTY thumbpad for entering text.

"The pre-integration work Zi did with Microsoft, one of our key industry partners, allowed us to bring a differentiated product to market offering user-friendly features like Zi's eZiTap predictive text technology as a standard input mode for use across applications and services on the Voq phone," said Derek Evans, Sierra Wireless Vice President and Managing Director for Europe, the Middle East and Africa (EMEA). "Working with Microsoft and Zi have been critical in order to launch a robust product and fill a unique niche in the marketplace."

Glen Morgan, Zi Corporation Senior Vice President of Global Sales and Marketing, called the launch of the Voq Professional Phone an important milestone for Zi because of the first use of eZiTap embedded in a phone and the working relationship between Zi, Sierra Wireless and Microsoft on the project.

"The recent launch of the Voq Professional Phone is the culmination of a significant project for Zi and the work we have been doing with Sierra Wireless and Microsoft," Morgan said. "The Voq Professional Phone will help demonstrate to the global market that our predictive text products are the easiest to use and the most advanced technologies on the global wireless market."

"Innovative technology partners such as Zi, with its eZText and eZiTap text input technologies, will help users of the Voq phone more easily communicate on the go using their Windows Mobile-based devices," said Julie Wymetalek, manager of the Mobility Partner Advisory Council at Microsoft Corp.

Zi engineers worked closely with Microsoft's development team to create an IME that resolves the entire text input interface and display of Zi's text input technologies on the Smartphone platform. The IME has been extensively tested to ensure users experience a familiar Windows Mobile interface across all the phone's applications and services. For handset manufacturers, this means they can implement Zi's text input technologies and the IME without any additional man-machine interface (MMI) work and testing.

The Zi IME package for Windows Mobile-based Smartphones includes a fully developed, localized interface, intuitive display, and user cues. They combine to deliver a non-intrusive IME which runs inside any Windows Mobile-based application requiring text input. For more information about the Zi IME, e-mail info@zicorp.com.

Wireless Enterprise World 2004
To see Zi's eZiTap product on the Voq Professional Phone, visit Sierra Wireless' stand (D19) at the Wireless Enterprise World 2004 show in London, United Kingdom on September 21 and 22, 2004. Event website: www.wirelessenterpriseworld.com/2004/ent_uk.

About Sierra Wireless

Sierra Wireless (Nasdaq:SWIR; TSX:SW) is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle. Sierra Wireless develops and markets the AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions; and Voq, a line of mobile phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless please visit www.sierrawireless.com. For more information about the Voq Professional Phone, please visit www.voq.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. "AirCard" is a registered trademark of Sierra Wireless. "Voq Professional Phone" is a trademark of Sierra Wireless, Inc. All other trademarks are the property of their respective owners.

For more information:

Media:
 GBCS PR
Brian Dolby / Helen Lyman Smith
brian@gbcspr.com / helen@gbcspr.com
+44 (0) 115 950 8399

Investors:
 Allen & Caron Inc
Len Hall
len@allencaron.com
+1 (949) 474-4300